UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

Amendment No.:  1 *

Name of Issuer:  Insignia Properties Trust

Title of Class of Securities: Common Stock, $1.00 par value

CUSIP Number: 034638106




  (Date of Event Which Requires Filing of this Statement)

                     December 31, 1998

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/ / Rule 13d-1(b)
/X/ Rule 13d-1(c)
/ / Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number: 034638106

1.  Name of Reporting Person
    I.R.S. Identification No. of Above Person

         Wayne M. Cooperman


2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   X

3.  SEC Use Only


4.  Citizenship or Place of Organization

         United States

Number of Shares Beneficially Owned by Each Reporting Person
With:

5.  Sole Voting Power:



6.  Shared Voting Power:

         352,262

7.  Sole Dispositive Power:



8.  Shared Dispositive Power:

         352,262

9.  Aggregate Amount Beneficially Owned by Each Reporting
Person

         352,262

10. Check Box if the Aggregate Amount in Row (9) Excludes
    Certain Shares

11. Percent of Class Represented by Amount in Row (9)

          1.50%

12. Type of Reporting Person

          IN

CUSIP Number: 034638106

1.  Name of Reporting Person
    I.R.S. Identification No. of Above Person

          Ricky C. Sandler


2.  Check the Appropriate Box if a Member of a Group

          a.
          b.  X

3.  SEC Use Only


4.  Citizenship or Place of Organization

          United States

Number of Shares Beneficially Owned by Each Reporting Person
With:

5.  Sole Voting Power:



6.  Shared Voting Power:

          352,262

7.  Sole Dispositive Power:



8.  Shared Dispositive Power:

          352,262

9.  Aggregate Amount Beneficially Owned by Each Reporting
    Person

          352,262

10. Check Box if the Aggregate Amount in Row (9) Excludes
    Certain Shares

11. Percent of Class Represented by Amount in Row (9)

          1.50%

12. Type of Reporting Person

          IN

CUSIP Number: 034638106

1.  Name of Reporting Person
    I.R.S. Identification No. of Above Person

          Fusion Partners, L.P.


2.  Check the Appropriate Box if a Member of a Group

          a.
          b.  X

3.  SEC Use Only


4.  Citizenship or Place of Organization

          United States

Number of Shares Beneficially Owned by Each Reporting Person
With:

5.  Sole Voting Power:



6.  Shared Voting Power:

          282,128

7.  Sole Dispositive Power:



8.  Shared Dispositive Power:

          282,128

9.  Aggregate Amount Beneficially Owned by Each Reporting
    Person

          282,128

10. Check Box if the Aggregate Amount in Row (9) Excludes
    Certain Shares

11. Percent of Class Represented by Amount in Row (9)

          1.20%

12. Type of Reporting Person

          IN

Item 1(a) Name of Issuer:  Angeles Mortgage Investment Trust

      (b) Address of Issuer's Principal Executive Offices:

          340 N. Westlake Blvd.
          Suite 230
          Westlake Village, California 91362-3761

Item 2(a) - (c).  Name, Principal Business Address, and
Citizenship of Persons Filing:

          Wayne M. Cooperman
          Ricky C. Sandler
          Fusion Partners, L.P.
          c/o Fusion Capital Management Inc.
          237 Park Avenue
          Suite 801
          New York, New York 10012

          Mr. Cooperman and Mr. Sandler - United States
          Citizens

          Fusion Partners, L.P. - Delaware limited partnership

    (d) Title of Class of Securities: Common Stock, $1.00 par value

    (e)   CUSIP Number: 034638106

Item 3.  If this statement is filed pursuant to Rule
13d-1(b)(1) or 13d-2(b) or (c) check whether the person filing is:

    (a) / / Broker or dealer registered under Section 15 of the Act,

    (b)  / / Bank as defined in Section 3(a)(6) of the Act,

    (c)  / / Insurance Company as defined in
             Section 3(a)(19) of the Act,

    (d) / / Investment Company registered under Section 8 of the Investment Company Act,

    (e) / / Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,

    (f) / / Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee
             Retirement Income Security Act of 1974 or
             Endowment Fund,

    (g)  / / Parent Holding Company, in accordance with Rule
             13d-1(b)(ii)(G),

    (h) / / Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act,

    (i) / / Church plan excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act,

    (j)  / / Group, in accordance with Rule 13d-
             1(b)(1)(ii)(H).

If this statement is filed pursuant to Rule 13d-1(c), check this box. /X/

 Item 4. Ownership.

         (a) As of December 31, 1998, Amount Beneficially
             Owned:  Wayne M. Cooperman and Ricky C. Sandler
             - 352,262; Fusion Partners, L.P. - 282,128

         (b) As of December 31, 1998, Percent of Class:
             Wayne M. Cooperman and Ricky C. Sandler - 1.5%;
             Fusion Partners, L.P. - 1.2%

         (c) As of December 31, 1998, Wayne M. Cooperman and Ricky C. Sandler - 352,262 shares with shared power to vote or to direct the vote; 0 shares with sole power to vote or to direct the vote; 352,262 shares with shared power to dispose or to direct the disposition of; 0 shares with the sole power to dispose or to direct the disposition of

             Fusion Partners, L.P. - 282,128 shares with shared power to vote or to direct the vote; 0 shares with sole power to vote or to direct the vote; 282,128 shares with shared power to dispose or to direct the disposition of; 0 shares with the sole power to dispose or to direct the disposition of

Item 5.  Ownership of Five Percent or Less of a Class.

         As of September 18, 1998, the Reporting Persons ceased to be the Beneficial Owner of greater than five percent of the Class.

Item 6.  Ownership of More than Five Percent on Behalf of
         Another Person.

         N/A

Item 7.  Identification and Classification of the Subsidiary
         Which Acquired the Security Being Reported by the
         Parent Holding Company.

         N/A

Item 8.  Identification and Classification of Members of the
         Group.

         N/A

Item 9.  Notice of Dissolution of the Group.

         N/A

Item 10.

    Certification for Rule 13d-1(c): By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

    /s/ Wayne M. Cooperman
    _________________________
    Wayne M. Cooperman

    /s/ Ricky C. Sandler
    _________________________
    Ricky C. Sandler

    FUSION PARTNERS, L.P.

    By: /s/ Wayne M. Cooperman
    _________________________________
    Wayne Cooperman, a General Partner

    February 16, 1999
    __________________
    Date


















                              -11-
01181001.AO3

                                                        Exhibit A





                         AGREEMENT

         The undersigned agree that this Schedule 13G dated

February 16, 1999 relating to the Common Stock of Angeles

Mortgage Investment Trust shall be filed on behalf of the

undersigned.


                                  /s/ Wayne M. Cooperman
                             _________________________________
                             Wayne Cooperman


                                  /s/ Ricky C. Sandler
                             _________________________________
                             Ricky Sandler

                             FUSION PARTNERS, L.P.

                             By: /s/ Wayne M. Cooperman
                             _________________________________
                             Wayne Cooperman, a General Partner




















01181001.AO3